Exhibit 1


                                                                   DIVIDEND NEWS



FOURTH QUARTER DIVIDEND

HACKENSACK, NJ, December 4, 2001 - First Real Estate Investment Trust ("FREIT") declared a fourth quarter dividend of $.48 per share payable on December 13, 2001 to shareholders of record on December 3, 2001.

This raises dividends for the fiscal year to $1.38 per share, an increase of 4.15% compared to $1.325 per share last year.

Per share amounts are based on 3,119,576 shares outstanding.